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FORM 4            UNITED STATES SECURITIES AND EXCHANGE COMMISSION                                OMB APPROVAL
                               Washington, D.C. 20549
                                                                                               OMB NUMBER 3235-0287
/  /  CHECK THIS BOX    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           Expires: September 30, 1998
      IF NO LONGER                                                                             Estimated average burden hours per
      SUBJECT TO                                                                               response          0.5
      SECTION 16.   Filed pursuant to Section 16(a) of the Securities Exchange Act of
      FORM 4 OR     1934, Section 17(a) of the Public Utility Holding Company Act of
      FORM 5        1935 or Section 30(f) of the Investment Company Act of 1940
      OBLIGATIONS
      MAY
     CONTINUE.  SEE
     INSTRUCTION 1(B).

(PRINT OR TYPE RESPONSES)

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1. Name and Address of Reporting   2. Issuer Name and Ticker or                           6.  Relationship of Reporting Person(s)
   Person*                            Trading Symbol                                          to Issuer
                                                                                              (Check all applicable)
MILLENNIUM ENTERTAINMENT              THE SPORTS CLUB COMPANY, INC. (SCY)
PARTNERS, L.P.                                                                              ____  Director      ____X__  10% Owner
                                                                                            ____  Officer       _______  Other
                                                                                            (give title below)  (specify below)
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                                   3. IRS or Social Security   4.Statement for Month/Year
                                      Number of Reporting
c/o Millennium Partners               Person (Voluntary)               JUNE 1997
 Management LLC

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       (Street)                                                5. If Amendment, Date of  7. Individual or Joint/Group Filing
                                                                  Original                  (Check Applicable Line)
                                                                  (Month/Year)             ____  Form filed by One Reporting Person
     1995 Broadway                                                                        __X__  Form filed by More than One
                                                                                                 Reporting Person

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(City)      (State)  (Zip)            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
 New York     NY     10023

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1. Title of Security    2. Transaction   3.Transaction  4. Securities Acquired (A) 5. Amount of  6. Ownership Form: 7. Nature of
   (Instr.3)               Date(Month/     Code            or Disposed of (D)         Securities    Direct (D)         Indirect
                           Day/Year)       (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially  or Indirect        Beneficial
                                                                                      Owned at      (I) (Instr. 4)     Ownership
                                                                                      End of                           (Instr. 4)
                                                                                      Month
                                                                                      (Instr. 3
                                                                   (A) or             and 4)
                                       Code    V         Amount    (D)      Price
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   Common Stock (1)       6/26/97       P                8,200      A        5.00
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   Common Stock (1)       6/27/97       P               10,000      A        5.00
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   Common Stock (1)       6/30/97       P                1,000      A        5.00       1,198,932
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 FORM 4 (continued)   TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                                 BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of  2. Con-    3. Trans-    4.Trans-     5.Number     6.Date     7. Title    8.Price      9. Number    10.Owner- 11.Nature
Derivative      version    action      action       of           Exer-       and        of            of Deriv-    ship      of
Security        or         Date        Code         Deri-        cisable     Amount     Deriv-        ative        Form     Indirect
(Instr. 3)      Exercise   (Month/     (Instr. 8)   vative       and         of         ative         Secur-       of       Bene-
                Price      Day/Year)                Secu-        Expir-      Under-     Security      ities        Deriv-   ficial
                of                                  rities       ation       lying      (Instr. 5)    Bene-        ative    Owner-
                Deriv-                              Acquired     Date        Secur-                   ficially     Secur-   ship
                ative                               (A) or       (Month/     ities                    Owned at     ity     (Instr.
                Secu-                               Disposed     Day/        (Instr. 3                End of       Direct:  4)
                rity                                of (D)       Year)       and 4)                   Month        (D) or
                                                    (Instr. 3                                         (Instr. 4)   Indirect
                                                    4 and 5)                                                       (I)
                                                                                                                   (Instr. 4)
                                     Code  V        (A)  (D)    Date   Expir- Title  Amount
                                                                Exer-  ation         or
                                                               cisable Date          Number
                                                                                     of
                                                                                     Shares
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   Explanation of Responses:

(1)  The Shares were purchased by Millennium Partners LLC ("MPL"). Millennium Entertainment Partners, L.P. ("MEP"), which owns a
49.5% membership interest in MPL and has the right to appoint two committee members of a committee of five which requires the affirmative vote of four members to vote or dispose of the securities, may be deemed to be a "group" with MPL for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended.  MEP disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that MEP is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

                                                                                 MILLENNIUM ENTERTAINMENT PARTNERS, L.P.

**  Intentional misstatements or omissions of                                    By: MILLENNIUM ENTERTAINMENT ASSOCIATES, L.P.
    facts constitute Federal Criminal Violations.                                    its general partner
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient,                                                  By: MILLENNIUM ENTERTAINMENT CORP.,
     see Instruction 6 for procedure.                                                its general partner

Potential persons who are to respond to the collection of information
contained in this form are not                                                   By:  /s/ Brian J. Collins          August 11, 1997
required to respond unless the form displays a                                   ** Signature of Reporting Person        Date
currently valid OMB Number.

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                 JOINT FILER INFORMATION

Name:                       Millennium Partners LLC

Address:                    c/o Millennium Partners Management LLC
                            1995 Broadway
                            New York, New York  10023

Designated Filer:           Millennium Entertainment Partners, L.P.

Issuer & Ticker Symbol:     The Sports Club Company, Inc. (SCY)

                            MILLENNIUM PARTNERS LLC

                            BY:  MILLENNIUM PARTNERS MANAGEMENT, LLC,
                            its manager

                            BY:  MILLENNIUM MANAGER I, INC.,
                            its manager


                            By:    /s/ Brian J. Collins
                            Title: Vice President